PRESS RELEASE
FOR IMMEDIATE RELEASE

SHAREHOLDERS OF LEROUX STEEL
OVERWHELMINGLY TENDER INTO RUSSEL'S OFFERS

Stock Exchange Symbols:	RUS, RUS.PR.C
LER.A, LER.B, LER.DB, LER.DB.A

TORONTO, July 4, 2003 -- Russel Metals Inc. announced today successful completion of its offers to purchase all the outstanding Class A Multiple Voting Shares and Class B Subordinate Voting Shares and all the outstanding 8% convertible unsecured subordinated debentures and 7.25% convertible unsecured subordinated debentures of Leroux Steel Inc. Over 95% of the aggregate number of shares outstanding of both classes and over 85% of each of the outstanding debentures were tendered under the offers. Consequently all of the conditions set out in the offers have been met and Russel has taken-up and will pay for all of the securities deposited under the offers on July 7, 2003.  Details as to the exact number of shares and debentures of Leroux Steel tendered and as to the number of common shares of Russel to be issued under the offers, in the aggregate and for each share of Leroux Steel under the Share Alternative (as defined in the offers), will be provided as soon as they are available.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service centre, energy sector and imports/exports under various names, including A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For more information, please contact :

Edward M. Siegel, Jr.
President and CEO
Russel Metals Inc.
Tel:  (905) 819-7302

Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
Tel:  (905) 819-7401

www.russelmetals.com
email: info@russelmetals.com